UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

Aspen Aerogels, Inc

(Name of Issuer)

Common stock, par value $0.00001 per share

(Title of Class of Securities)

04523Y105

(CUSIP Number)

Koch, Inc.

4111 East 37th Street North

Wichita, Kansas 67220

Attn: Raffaele G. Fazio

(316) 828-8310

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 19, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

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1	NAMES OF REPORTING PERSONS Wood River Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,280,426
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,280,426
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,280,426
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.93% (1)
14	TYPE OF REPORTING PERSON OO

(1)

Calculated using 77,082,075 shares of common stock, par value $0.00001 per share (the “Public Shares”), of Aspen Aerogels, Inc. (the “Issuer”) outstanding as of August 7, 2024, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2024 filed with the SEC on August 8, 2024.

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1	NAMES OF REPORTING PERSONS Koch, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,280,426 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,280,426 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,280,426 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.93% (2)
14	TYPE OF REPORTING PERSON CO

(1)

Represents 12,280,426 Public Shares held by Wood River Capital, LLC (“Wood River”). These Issuer securities may be deemed to be beneficially owned by Koch, Inc. by virtue of Koch, Inc.’s indirect beneficial ownership of Wood River.

(2)

Calculated using 77,082,075 Public Shares outstanding as of August 7, 2024, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2024 filed with the SEC on August 8, 2024.

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Explanatory Note

This Amendment No. 5 to a Statement on Schedule 13D (this “Schedule 13D Amendment”) relates to the shares of common stock, par value $0.00001 per share (the “Public Shares”), of Aspen Aerogels, Inc., a Delaware corporation (the “Issuer”), and amends the initial statement on Schedule 13D filed by certain of the Reporting Persons identified therein on April 5, 2022, as amended and restated by Amendment No. 4 thereto filed on August 2, 2024 (as amended and restated, the “Initial Schedule 13D”), and as further amended by this Amendment No. 5, the “Schedule 13D”). Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported in the Initial Schedule 13D. Capitalized terms used but not defined in this Amendment No. 5 shall have the same meanings herein as are ascribed to such terms in the Initial Schedule 13D.

The filing of this Schedule 13D Amendment and the information contained in the Schedule 13D shall not be construed as an admission that any of SCC Holdings, LLC, KIM, LLC, Koch Investments Group, LLC, Koch Investments Group Holdings, LLC, Koch Companies, LLC, or Koch, Inc. is for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any Public Shares covered by this Schedule 13D.

Item 2. Identity and Background

Item 2 of the Initial Schedule 13D is hereby amended and supplemented as follows:

The information set forth in the amended and restated Schedule A attached to this Amendment No. 5 is incorporated by reference in Item 2 and supersedes the previously filed Schedule A.

Set forth on Schedule A is the name and present principal occupation or employment of each of the directors, managers and executive officers of each Reporting Person as of the date hereof. The business address for each of the directors, managers and executive officers listed on Schedule A, and the name and address of any corporation or other organization in which each such director’s, manager’s or executive officer’s employment is conducted, is c/o Koch, Inc., 4111 East 37th Street North, Wichita, Kansas 67220.

(d)-(e) During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A to the Schedule 13D, (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) All of the directors, managers and executive officers listed on Schedule A are citizens of the United States.

Item 4. Purpose of Transaction

Item 4 of the Initial Schedule 13D is hereby amended and restated in its entirety, as follows:

The responses set forth in Item 3 and 6 of this Statement on Schedule 13D are incorporated by reference in their entirety.

On August 19, 2024, the Issuer entered into a privately negotiated note purchase and sale agreement (the “Note Purchase and Sale Agreement”) with Wood River Capital, LLC (“Wood River”), pursuant to which the Issuer agreed to repurchase from Wood River an aggregate capitalized principal amount of $123,937,608 of the Issuer’s Convertible Senior PIK Toggle Notes due 2027 (the “Notes”) (inclusive of PIK interest paid through June 30, 2024), such aggregate amount being the entire outstanding amount of the Notes, for an aggregate purchase price of $150,028,886 in cash (the “Notes Repurchase”). The Notes Repurchase was consummated on August 19, 2024.

The Reporting Persons have acquired the Public Shares and the Notes for investment purposes. The Reporting Persons review their investment in the Issuer on a continuing basis, and may in the future determine to dispose of all or a portion of the securities of the Issuer owned by them or to take any other available course of action.

Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

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Except as set forth in this Item 4 of this Schedule 13D Amendment, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of this Schedule 13D Amendment

Item 5. Interest in Securities of the Issuer

Item 5, sections (a) and (b) of the Initial Schedule 13D are hereby amended and restated as follows:

The information set forth in or incorporated by reference in Items 2, 3, 4 and on the cover pages of this Schedule 13D Amendment is incorporated by reference in its entirety into this Item 5.

(a) and (b) – As of the date hereof, the Reporting Persons hold 12,280,426 Public Shares, representing approximately 15.93% of the outstanding Public Shares. The percentage of the outstanding Public Shares held by the Reporting Persons is calculated using 77,082,075 Public Shares outstanding as of August 7, 2024 as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2024 filed with the SEC on August 8, 2024.

(c) – Except as set forth in this Schedule 13D, no transactions in the Public Shares were effected by the Reporting Persons, or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A hereto in the 60 days preceding the date hereof.

(d) – Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Public Shares of the Issuer beneficially owned by the Reporting Persons as described in this Item 5.

(e) – Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationship With Respect to Securities of the Issuer

Item 6 of the Initial Schedule 13D is hereby amended and supplemented by adding the following:

Note Purchase and Sale Agreement

On August 19, 2024, the Issuer entered into the Note Purchase and Sale Agreement with Wood River. Pursuant to the Note Purchase and Sale Agreement, the Issuer agreed to repurchase from Wood River an aggregate capitalized principal amount of $123,937,608 of the Issuer’s Notes (inclusive of PIK interest paid in respect of the Notes through June 30, 2024), such aggregate amount being the entire outstanding amount of the Notes, for an aggregate purchase price of $150,028,886 in cash. The Notes Repurchase was consummated on August 19, 2024.

The Note Purchase and Sale Agreement contains customary representations, warranties, covenants and agreements by the Issuer and Wood River, termination provisions, and other obligations and rights of the parties. The Note Purchase and Sale Agreement also includes (i) a covenant for the Issuer to maintain the effectiveness of the existing resale registration statement in respect of the Public Shares held by Wood River for a specified period of time following the date that Wood River is not considered an affiliate of the Issuer; and (ii) a lock-up provision that restricts Wood River’s ability to sell or transfer Public Shares, directly or indirectly, for a period of up to 180 days after August 19, 2024, subject to certain exceptions or otherwise earlier expiration of the lock-up period. The representations, warranties and covenants contained in the Note Purchase and Sale Agreement were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by the contracting parties.

The foregoing description of the Note Purchase and Sale Agreement is not complete and is qualified in its entirety by reference to the full text of the Note Purchase and Sale Agreement, a copy of which is attached to this Schedule 13D Amendment as Exhibit 99.1 and incorporated herein by reference

Item 7. Materials to be Filed as Exhibits

Item 7 of the Initial Schedule 13D is amended and supplemented by the filing of the following additional document as an exhibit to this Schedule 13D Amendment:

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99.1	Note Purchase and Sale Agreement, dated August 19, 2024, by and between the Issuer and Wood River (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K, filed with the SEC on August 19, 2024).

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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 19, 2024

Wood River Capital, LLC

By:	/s/ Raffaele G. Fazio
Name:	Raffaele G. Fazio
Title:	Vice President and Secretary

SCC Holdings, LLC

By:	/s/ Raffaele G. Fazio
Name:	Raffaele G. Fazio
Title:	Secretary

KIM, LLC

By:	/s/ Raffaele G. Fazio
Name:	Raffaele G. Fazio
Title:	Vice President and Secretary

Koch Investments Group, LLC

By:	/s/ Raffaele G. Fazio
Name:	Raffaele G. Fazio
Title:	Secretary

Koch Investments Group Holdings, LLC

By:	/s/ Raffaele G. Fazio
Name:	Raffaele G. Fazio
Title:	Secretary

Koch Companies, LLC

By:	/s/ Raffaele G. Fazio
Name:	Raffaele G. Fazio
Title:	Assistant Secretary

Koch, Inc.

By:	/s/ Raffaele G. Fazio
Name:	Raffaele G. Fazio
Title:	Assistant Secretary

Schedule A

Directors and Executive Officers of Reporting Persons

The following tables set forth the name and present principal occupation or employment of each of the managers, directors and executive officers of the Reporting Persons.

Managers and Executive Officers of Wood River Capital, LLC

Name	Position
Orr, Matthew J.	President and Manger
Fazio, Raffaele, G.	Vice President and Secretary
Mwangi, Michael	Treasurer
Goering, Ross A.	Manager
May, David J.	Manager

Managers and Executive Officers of SCC Holdings, LLC

Name	Position
Orr, Matthew J.	President and Manager
Fazio, Raffaele G.	Secretary
Waggoner, Mark A.	Treasurer
Goering, Ross A.	Manager
May, David J.	Manager

Managers and Executive Officers of KIM, LLC

Name	Position
May, David J.	President
Fazio, Raffaele, G.	Vice President and Secretary
Orr, Matthew J.	Vice President and Manager
Bushman, Randall	Vice President and Manager
Currier, Jeffrey	Vice President
Mwangi, Michael	Treasurer
May, David J.	Manager

Managers and Executive Officers of Koch Investments Group, LLC

Name	Position
May, David J.	President and Manager
Watson, Brett	Vice President
Francis, Jake	Vice President
Knight, Byron	Vice President
Russell, Timothy	Chief Financial Officer and Treasurer
Fazio, Raffaele G.	Secretary
Dinkel, Richard K.	Manager
Hannan, James B.	Manager

Managers and Executive Officers of Koch Investments Group Holdings, LLC

Name	Position
Hannan, James B.	President and Manager
May, David J.	Vice President and Manager
Russell, Timothy	Chief Financial Officer and Treasurer
Fazio, Raffaele G.	Secretary
Dinkel, Richard K.	Manager

Managers and Executive Officers of Koch Companies, LLC

Name	Position
Robertson, David L.	Chief Executive Officer and Manager
Hannan, James B.	President and Chief Operating Officer and Manager
Razook, Bradley J.	Executive Vice President and Manager
Dinkel, Richard K.	Executive Vice President and Chief Financial Officer and Manager
Geoffroy, Raymond F. III	General Counsel and Secretary
Goering, Ross A.	Treasurer
Fazio, Raffaele G.	Assistant Secretary
Fitzsimmons, Adam	Assistant Secretary

Directors and Executive Officers of Koch, Inc.

Name	Position
Koch, Charles G.	Chairman of the Board and Co-Chief Executive Officer and Director
Robertson, David L.	Vice Chairman of the Board and Co-Chief Executive Officer and Director
Hannan, James B.	President and Chief Operating Officer and Director
Razook, Bradley J.	Executive Vice President & Chief Executive Officer – Resources and Director
Dinkel, Richard K.	Executive Vice President and Chief Financial Officer and Director
Koch, C. Chase	Executive Vice President - Origination and Partnerships and Director
Geoffroy, Raymond F. III	Senior Vice President - General Counsel and Secretary
Luetters, Mark E.	Senior Vice President - Ag, Energy and Trading
Ellender, Philip G.	Vice President - Government and Public Affairs
Dotson, David C.	Vice President - Engineered Solutions
May, David J.	Vice President - Investment Management
Bushman, Randall A.	Vice President - Pension and Investments
Chennault-Reid, Cara	Vice President - Human Resources
Corrigan, Sheryl	Vice President - Environmental, Health and Safety
Palmer, Kristi	Controller
Cooley, Jenny	Assistant Secretary
Fazio, Raffaele G.	Assistant Secretary
Fitzsimmons, Adam	Assistant Secretary
Flesher, Gregory W.	Director
Koch, Julia F.	Director
Marshall, Elaine T.	Director
Goering, Ross A.	Treasurer
Allman, Ginger	Assistant Treasurer
Glenn, Philip A.	Assistant Treasurer